Exhibit 99.1

Ellomay Capital Reports Results for the Fourth Quarter and Full Year of 2022

Tel-Aviv, Israel, March 31, 2023 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported its unaudited financial results for the fourth quarter and year ended December 31, 2022.

Financial Highlights for the Year Ended December 31, 2022

•
Revenues were approximately €53.4[1] million for the year ended December 31, 2022, compared to approximately €45.7 million for the year ended December 31, 2021. This increase mainly results from the substantial increase in electricity prices in Spain and the connection to the grid of Ellomay Solar, a 28 MW photovoltaic facility in Spain (“Ellomay Solar”) during June 2022, upon which the Company commenced recognition of revenues.

•
Operating expenses were approximately €24.1 million for the year ended December 31, 2022, compared to approximately €17.6 million for the year ended December 31, 2021. The increase in operating expenses mainly results from the implementation of the Spanish RDL 17/2021, commencing September 16, 2021 and currently in effect until December 31, 2023, that established the reduction of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. The increase in operating expenses also resulted from the Company’s biogas operations in the Netherlands that were impacted by the military conflict between Russia and Ukraine causing shortages in certain raw materials and an increase in delivery prices, and from the connection to the grid of Ellomay Solar during June 2022, upon which the Company commenced recognition of expenses. Depreciation expenses were approximately €16.1 million for the year ended December 31, 2022, compared to approximately €15.1 million for the year ended December 31, 2021. The increase in depreciation and amortization expenses is mainly attributable to the commencement of recognition of results of Ellomay Solar upon connection to the Spanish grid in June 2022.

•
Project development costs were approximately €3.8 million for the year ended December 31, 2022, compared to approximately €2.5 million for the year ended December 31, 2021. The increase in project development costs is mainly due to development expenses in connection with photovoltaic projects in Italy and Israel.

•
General and administrative expenses were approximately €5.9 million for the year ended December 31, 2022, compared to approximately €5.7 million for the year ended December 31, 2021. The increase is mostly due to an increase in the management fee paid pursuant to the new Management Services Agreement effective July 1, 2021, and an increase in salaries paid to employees.

•
The Company’s share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €1.2 million for the year ended December 31, 2022, compared to approximately €0.12 million for the year ended December 31, 2021. The increase in share of profits of equity accounted investee was mainly due to the increase in revenues of Dorad Energy Ltd. (“Dorad”) due to higher quantities produced and a higher electricity tariff, partially offset by an increase in operating expenses in connection with the increased production and higher tariff.

•
Financing expenses, net were approximately €2.5 million for the year ended December 31, 2022, compared to approximately €26.9 million for the year ended December 31, 2021. The decrease in financing expenses, net, was mainly attributable to income resulting from exchange rate differences amounting to approximately €6 million in the year ended December 31, 2022, mainly in connection with the New Israeli Shekel (“NIS”) cash and cash equivalents and the Company’s NIS denominated debentures, compared to expenses in the amount of approximately €5.4 million for the year ended December 31, 2021, caused by (i) the 6.6% devaluation of the NIS against the euro during the year ended December 31, 2022, compared to the 10.8% revaluation of the NIS against the euro during the year ended December 31, 2021, and (ii) expenses recorded in 2021 of approximately €0.8 million in connection with the early repayment of the Company’s Series B Debentures. In addition, during the year ended December 31, 2021, we recorded financing expenses in the amount of approximately €12.2 million in connection with the amortization of the outstanding balance of expenses that were capitalized to the previous financing of Talasol Solar S.L.U (“Talasol”), our majority owned subsidiary (51%) that owns a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain (“Talasol PV Plant”) in connection with a refinancing of its debt and approximately €3.3 million recorded in connection with the termination of an interest rate swap contract.

1 The revenues are based on IFRS and do not take into account the adjustments included in the Company’s investor presentation.

•
Taxes on income were approximately €2.1 million in the year ended December 31, 2022, compared to a tax benefit of approximately €2.3 million in the year ended December 31, 2021. The tax increase is mainly due to the substantial increase in electricity prices in Spain, resulting in higher taxable income of the Company’s Spanish subsidiaries.

•	Net profit was approximately €0.1 million in the year ended December 31, 2022, compared to net loss of approximately €19.6 million for the year ended December 31, 2021.

•
Total other comprehensive loss was approximately €35.3 million for the year ended December 31, 2022, compared to total other comprehensive loss of approximately €4.5 million in the year ended December 31, 2021. The increase in total other comprehensive loss mainly resulted from foreign currency translation differences on NIS denominated operations, as a result of fluctuations in the euro/NIS exchange rates and from changes in fair value of cash flow hedges, including a material increase in the fair value of the liability resulting from the financial power swap that covers approximately 80% of the output of the Talasol PV Plant (the “Talasol PPA”).

The Talasol PPA experienced a high volatility due to the substantial increase in electricity prices in Europe since the commencement of the military conflict between Russia and Ukraine. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows. As the Company controls Talasol, the total impact of the changes in fair value of the Talasol PPA (including the minority share) is consolidated into the Company’s financial statements and total equity. Alongside the increase in fair value of the liability in connection with the Talasol PPA, the increase in the electricity prices had, and is expected to continue to have for as long as the prices remain relatively high, a positive impact on Talasol’s revenues from the sale of the capacity that is not subject to the Talasol PPA, resulting in an expected increase in Talasol’s net income and cash flows.

•	Total comprehensive loss was approximately €35.2 million in the year ended December 31, 2022, compared to total comprehensive loss of approximately €24.1 million in the year ended December 31, 2021.

•	EBITDA was approximately €20.8 million for the year ended December 31, 2022, compared to approximately €20.1 million for the year ended December 31, 2021.

•
Net cash from operating activities was approximately €11.3 million for the year ended December 31, 2022, compared to net cash from operating activities of approximately €16.1 million for the year ended December 31, 2021.

•
As required under an amendment to IAS 16, “Property, Plant and Equipment” (the “IAS 16 Amendment”), the Company retrospectively applied the IAS 16 Amendment and revised the financial results as of and for the year ended December 31, 2021. The IAS 16 Amendment required the Company to recognize the results of the Talasol PV Plant commencing connection to the grid (December 2020) instead of recognizing results commencing achievement of PAC (Preliminary Acceptance Certificate), which occurred on January 27, 2021. The revisions mainly included an increase in the balance of fixed assets against a corresponding increase in retained earnings and deferred tax as of December 31, 2021, and an increase in revenues and expenses, with a corresponding decrease in tax benefit and in the net loss for the year ended December 31, 2021.

CEO Review for 2022

The Company’s activities are divided into two main fields:

-
Development and Construction - the development of a backlog of projects in the PV field in Italy, Spain, USA and Israel, the construction of a pumped hydro storage project in the Manara Cliff in Israel and the construction of PV in Italy; and

-	Operations and Improvements - the Company manages, operates and improves its generating projects in Israel, Spain and the Netherlands (bio-gas).
The Company’s revenues for 2022 were approximately €53.3, an increase of approximately 17% in revenues compared to the same period last year. These revenues are slightly lower than the anticipated revenues for the period, mainly as during the fourth quarter of 2022 there was a decrease in electricity prices in Spain (even though such prices increased overall during 2022) and lower radiation. The average electricity price in Spain during the fourth quarter of 2022 was approximately €0.11/kWh, compared to an average price of €0.20/kWh during 2021. Due to existing regulation in Spain that effectively reduces returns on electricity generating activity to no more than approximately €0.11/kWh, the decrease in revenues did not impact the Company’s operating profit. Due to lower radiation during the fourth quarter of 2022, the electricity produced by the Talasol PV Plant was lower by approximately 24,000 MW compared to the fourth quarter of 2021. The lower production impacted the electricity that is not subject to the Talasol PPA and would have been sold in market prices (approximately €0.11/kWh).

As a result of the lower radiation during 2022, Talasol produced approximately 33,000 MW less than its expected average annual production. Due to the existing Spanish regulation, these 33,000 MW would have been sold at an effective price of €0.11/kWh and therefore caused a decrease in gross profit of approximately €3.6 million.

Due to the military conflict in Ukraine, the prices of the energy, transportation and raw materials used by the biogas operations in the Netherlands increased by approximately €2.74 million compared to 2021 and the Company expects that the increase in expenses will be mitigated by higher gas and green certificate prices during 2023.

The cash flow from operations for 2022 was approximately €11.3 million, which includes a deduction of approximately €3.3 million due to a non-recurring advance payment of income tax as per a tax assessment agreement (timing differences of payable income tax) to the Israeli Tax Authority in connection with the Talmei Yosef PV Plant and increased project development costs mainly due to the advanced development of the photovoltaic portfolio in Italy and in Israel.

Activity in Spain: The Ellomay Solar PV plant in Spain (28 MW PV) was connected to the electricity grid towards the end of the second quarter of 2022. Commencing the third quarter of 2022, this PV plant operated at full capacity and generated revenues of approximately €3.6 million during 2022.

The Talasol PV plant in Spain (300 MW PV), 51% held by the Company, generated revenues in the amount of approximately €33 million for 2022.

Talasol is a party to a financial hedge of its electricity capture price (PPA) in connection with approximately 80% of its production (75% based on P-50) and the remaining electricity produced by Talasol is sold directly to the grid, currently at an average price of €0.11/kWh.

Activity in Italy: The Company has approximately 600 MW PV projects under advanced development stages, of which licenses have been obtained for approximately 200 MW. Of these 200 MW PV projects, 20 MW are under advanced construction and the remainder (approximately 180 MW) are expected to commence construction during 2023.

The Company has additional projects in earlier development stages and the intention is to reach a portfolio of approximately 1,000 MW PV in various degrees of development and operations by 2025.

The Company is negotiating a financing agreement for the financing of 600 MW PV projects that are in advanced development stages with a leading European bank in the field.

Activity in Israel:

The Manara Pumped Storage Project (Company’s share is 83.34%): The Manara Cliff pumped storage project, with a capacity of 156 MW, is in advanced construction stages and expected to reach commercial operation during the second half of 2026. The Company and the project’s other shareholder, Ampa, invested the equity required for the projects, and the remainder of the funding is from a consortium of lenders led by Mizrahi Bank, at a scope of approximately NIS 1.18 billion.

Development of PV licenses combined with storage:

1.
The Komemiyut project, intended for 21 MW PV and 47 MW / hour batteries. The project obtained an approval for connection to the grid and is in the process of receiving a building permit. Construction is planned to commence in the third quarter of 2023.

2.	The Qelahim project, intended for 15 MW PV and 33 MW / hour batteries. The project obtained an approval for connection to the grid, and is in the final stages of the zoning approval.
These projects are based on a tender the Company won and there is an option of transition to regulation that enables sale to end customers.

3.
The Talmei Yosef project, an expansion of the existing project (as of today 9 MW PV) to 104 dunams, intended for 10 MW PV and 22 MW / hour batteries. The request for zoning approval has been filed and approval is expected to be received in the second quarter of 2023.

4.
The Talmei Yosef storage project in batteries, which obtained zoning approval for 30 dunam, intended for approximately 400 MW / hour. The project is designed for the regulation of the high voltage storage.

5.	The Sharsheret project, intended for 20 MW PV and 44 MW / hour batteries. The zoning request for was submitted.
6.	Additional 250 dunams - under advanced planning stages.
Dorad Power Station (Company’s share is approximately 9.4%): the gas flow from the Karish reservoir began during November 2022. The gas from the Karish reservoir is expected to reduce the gas costs of Dorad. In addition, the change in the electricity tariff, which entered into force in January 2023, means an increase in the “PISGA”/ peak (high consumption) hours, and the elimination of the “GEVA” (average consumption) hours, is expected to reduce the operating expenses of the power station without decreasing the revenues.

Activity in the Netherlands: In connection with the military conflict in Ukraine and the stoppage of Russian gas supply to Europe, there are substantial changes in the field of biogas in the Netherlands and Europe. Europe in general and the Netherlands specifically have set ambitious goals for increasing gas production from waste. Various incentives are being considered, the main one is increasing the price of the green certificates and as of today the market price of these certificates has increased from an average of 13–15 euro cents per cubic meter to around 30-45 euro cents per cubic meter and future increases are currently projected.

The gas price for 2023, which is determined based on the 2022 average, was set at €1.13 per cubic meter, a price that is higher than the cap of the subsidy granted to the Company’s Dutch subsidiaries (approximately €0.75 per cubic meter). Therefore, in 2023 and possibly also in 2024, the Dutch subsidiaries will temporarily exit the subsidy regime. Not using the subsidy during 2023 and 2024 will enable the Dutch subsidiaries to postpone the termination of the subsidy period (originally 12 years) by two years.

On the other hand, due to the military conflict in Ukraine, during 2022 there was an increase in the price of feedstock, which is based on agricultural residues, and in the cost of transportation and the price of electricity (which increased tenfold). These circumstances caused an increase in expenses. As of the beginning of 2023, the feedstock prices and transportation costs are in decline and there is no shortage of raw material of any kind.

The increase in electricity prices in the Netherlands did not substantially impact two of the three biogas facilities owned by the Company, which produce the electricity and heat they consume for themselves. However, the Gelderland project, which was acquired in December 2020, was not equipped with the means to self-generate electricity and heat during 2022 and was required to pay expensive prices for the electricity it consumes and to purchase expensive gas for heating, which caused an increase in expenses of approximately €1 million compared to forecasts. In May 2022, Gelderland received notification of approval for a subsidy for generation of electricity and heat in its facility, in August 2022 a generator (CHP) was ordered, which is being installed and expected to commence operating during the coming days.

The expected increase in revenues during 2023, caused by the increase in green certificate and gas prices, combined with the expected decrease in feedstock and transportation costs and the reduction of the energy costs in the Gelderland facility are expected to improve the operating results of the biogas facilities.

The Company estimates that with the increasing importance of the biogas field, this field entered into a new era. In the Netherlands, new legislation was adopted that obliges the gas suppliers commencing January 1, 2024 to gradually incorporate green gas in a scope of up to 20% of the amount supplied by them. This legislation, and the growing demand for green certificates from the biogas industry, is expected to add and improve the expected results of the biogas segment of the Company.

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly titled measure presented by other companies. The Company’s EBITDA may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses this measure internally as performance measure and believes that when this measure is combined with IFRS measure it add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 16 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;

•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;

•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•	Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL that are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW respectively, in the Lazio Region, Italy; and

•
Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic projects with installed capacity of 15.06 MW, 87.2 MW and 18 MW respectively, in the Lazio Region, Italy that have reached “ready to build” status.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the impact of continued military conflict between Russia and Ukraine, including its impact on electricity prices, availability of raw materials and disruptions in supply changes, the impact of the Covid-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, changes in the market price of electricity and in demand, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Financial Position

	December 31,
	2022	2021	2022
	Unaudited	Audited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	46,458	41,229	49,547
Marketable securities	2,836	1,946	3,025
Short term deposits	-	28,410	-
Restricted cash	900	1,000	960
Receivable from concession project	1,799	1,784	1,919
Trade and other receivables	12,682	9,487	13,525
	64,675	83,856	68,976
Non-current assets
Investment in equity accounted investee	30,029	34,029	32,026
Advances on account of investments	2,328	1,554	2,483
Receivable from concession project	24,795	26,909	26,444
Fixed assets	365,756	**340,897	390,077
Right-of-use asset	30,020	23,367	32,016
Intangible asset	4,094	4,762	4,366
Restricted cash and deposits	20,192	15,630	21,535
Deferred tax	23,510	12,952	25,073
Long term receivables	9,270	5,388	9,886
Derivatives	1,488	2,635	1,587
	511,482	468,123	545,493

Total assets	576,157	551,979	614,469

Liabilities and Equity
Current liabilities
Current maturities of long term bank loans	12,815	126,180	13,667
Current maturities of long term loans	10,000	16,401	10,665
Current maturities of debentures	18,714	19,806	19,958
Trade payables	4,504	2,904	4,803
Other payables	11,207	20,806	11,952
Current maturities of derivatives	33,183	14,783	35,390
Current maturities of lease liabilities	745	4,329	795
	91,168	205,209	97,230
Non-current liabilities
Long-term lease liabilities	22,005	15,800	23,468
Long-term loans	229,466	39,093	244,725
Other long-term bank loans	21,582	37,221	23,017
Debentures	91,714	117,493	97,813
Deferred tax	6,770	**9,044	7,220
Other long-term liabilities	2,021	3,905	2,155
Derivatives	28,354	10,107	30,239
	401,912	232,663	428,637
Total liabilities	493,080	437,872	525,867
Equity
Share capital	25,633	25,605	27,337
Share premium	86,018	85,883	91,738
Treasury shares	(1,736)	(1,736)	(1,851)
Transaction reserve with non-controlling Interests	5,697	5,697	6,076
Reserves	(12,632)	7,288	(13,472)
Retained earnings (accumulated deficit)	(7,256)	**(6,899)	(7,738)
Total equity attributed to shareholders of the Company	95,724	115,838	102,090
Non-Controlling Interest	(12,647)	**(1,731)	(13,488)
Total equity	83,077	114,107	88,602
Total liabilities and equity	576,157	551,979	614,469

* Convenience translation into US$ (exchange rate as at December 31, 2022: euro 1 = US$ 1.066)
** Restatement in connection with the retrospective application of an amendment to IAS 16 as required under the amendment.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2022	2021	2022	2021	2022	2022
	Unaudited		Unaudited	Audited	Unaudited	Unaudited
	€ in thousands (except per share data)				Convenience Translation into US$*
Revenues	8,635	**12,017	53,360	**45,721	9,209	56,908
Operating expenses	(5,660)	**(5,873)	(24,089)	**(17,590)	(6,036)	(25,691)
Depreciation and amortization expenses	(4,241)	**(4,038)	(16,092)	**(15,116)	(4,523)	(17,162)
Gross profit (loss)	(1,266)	2,106	13,179	13,015	(1,350)	14,055

Project development costs	(1,104)	(663)	(3,784)	(2,508)	(1,177)	(4,036)
General and administrative expenses	(926)	(1,712)	(5,892)	(5,661)	(988)	(6,284)
Share of profits of equity accounted investee	650	(167)	1,206	117	693	1,286
Operating profit (loss)	(2,646)	(436)	4,709	4,963	(2,822)	5,021

Financing income	8,933	585	9,565	2,931	9,527	10,201
Financing income (expenses) in connection with derivatives and warrants, net	(410)	(438)	605	(841)	(437)	645
Financing expenses in connection with projects finance	(1,919)	(12,276)	(7,765)	(17,800)	(2,047)	(8,281)
Financing expenses in connection with debentures	(799)	(420)	(2,130)	(3,220)	(852)	(2,272)
Interest expenses on minority shareholder loan	(306)	(551)	(1,529)	(2,055)	(326)	(1,631)
Other financing expenses	(224)	(3,346)	(1,212)	(5,899)	(239)	(1,293)
Financing income (expenses), net	5,275	(16,446)	(2,466)	(26,884)	5,626	(2,631)
Profit (loss) before taxes on income	2,629	(16,882)	2,243	(21,921)	2,804	2,390
Tax benefit (taxes on income)	(153)	**3,043	(2,103)	**2,281	(163)	(2,243)
Profit (loss) for the period	2,476	(13,839)	140	(19,640)	2,641	147
Profit (loss) attributable to:
Owners of the Company	3,429	**(8,351)	(357)	**(15,090)	3,657	(381)
Non-controlling interests	(953)	**(5,488)	497	**(4,550)	(1,016)	528
Profit (loss) for the period	2,476	(13,839)	140	(19,640)	2,641	147
Other comprehensive income (loss) items
That after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(9,035)	6,696	(7,829)	12,284	(9,635)	(8,350)
Effective portion of change in fair value of cash flow hedges	35,538	(783)	(28,283)	(13,429)	37,902	(30,163)
Net change in fair value of cash flow hedges transferred to profit or loss	-	(1,481)	821	(3,353)	-	876
Total other comprehensive income (loss)	26,503	4,432	(35,291)	(4,498)	28,267	(37,637)

Total other comprehensive income (loss) attributable to:
Owners of the Company	9,582	5,260	(19,920)	3,124	10,220	(21,244)
Non-controlling interests	16,921	(828)	(15,371)	(7,622)	18,047	(16,393)
Total other comprehensive income (loss)	26,503	4,432	(35,291)	(4,498)	28,267	(37,637)

Total comprehensive income (loss) for the year	28,979	(9,407)	(35,151)	(24,138)	30,908	(37,490)

Total comprehensive income (loss) for the year attributable to:
Owners of the Company	13,011	(3,091)	(20,277)	(11,966)	13,877	(21,625)
Non-controlling interests	15,968	(6,316)	(14,874)	(12,172)	17,031	(15,865)
Total comprehensive income (loss) for the year	28,979	(9,407)	(35,151)	(24,138)	30,908	(37,490)

Basic profit (loss) per share	0.27	**(0.62)	(0.03)	**(1.18)	0.29	(0.03)
Diluted profit (loss) per share	0.27	**(0.62)	(0.03)	**(1.18)	0.29	(0.03)

* Convenience translation into US$ (exchange rate as at December 31, 2022: euro 1 = US$ 1.066)
** Restatement in connection with the retrospective application of an amendment to IAS 16 as required under the amendment.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the year ended
December 31, 2022 (Unaudited):
Balance as at January 1, 2022	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107
Profit (loss) for the year	-	-	(357)	-	-	-	-	(357)	497	140
Other comprehensive loss for the year	-	-	-	-	(7,395)	(12,525)	-	(19,920)	(15,371)	(35,291)
Total comprehensive loss for the year	-	-	(357)	-	(7,395)	(12,525)	-	(20,277)	(14,874)	(35,151)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	3,958	3,958
Options exercise	28	8	-	-	-	-	-	36	-	36
Share-based payments	-	127	-	-	-	-	-	127	-	127
Balance as at December 31, 2022	25,633	86,018	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077

For the three months
ended December 31, 2022 (Unaudited):
Balance as at September 30, 2022	25,605	85,973	(10,685)	(1,736)	16,517	(38,731)	5,697	82,640	(28,615)	54,025
Profit (loss) for the year	-	-	3,429	-	-	-	-	3,429	(953)	2,476
Other comprehensive income (loss) for the year	-	-	-	-	(8,547)	18,129	-	9,582	16,921	26,503
Total comprehensive income (loss) for the year	-	-	3,429	-	(8,547)	18,129	-	13,011	15,968	28,979
Transactions with owners of the Company, recognized directly in equity:
Options exercise	28	8	-	-	-	-	-	36	-	36
Share-based payments	-	37	-	-	-	-	-	37	-	37
Balance as at December 31, 2022	25,633	86,018	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the year ended
December 31, 2021 (Audited):
Balance as at
January 1, 2021	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026
Loss for the year	-	-	*(15,090)	-	-	-	-	(15,090)	(4,550)	(19,640)
Other comprehensive income (loss) for the year	-	-	-	-	11,542	(8,418)	-	3,124	(7,622)	(4,498)
Total comprehensive income (loss) for the year	-	-	(15,090)	-	11,542	(8,418)	-	(11,966)	(12,172)	(24,138)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	-	-	-	-	-	-	-	-	8,682	8,682
Acquisition of shares in subsidiaries from non-controlling interests							(409)	(409)	961	552
Warrants exercise	454	3,419						3,873	-	3,873
Options exercise	49	-	-	-	-	-	-	49	-	49
Share-based payments	-	63	-	-	-	-	-	63	-	63
Balance as at December 31, 2021	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107

For the three months
ended December 31, 2021 (Unaudited):
Balance as at
September 30, 2021	25,578	85,774	1,452	(1,736)	9,093	(7,065)	5,145	118,241	4,585	122,826
Loss for the year	-	-	* (8,351)	-	-	-	-	(8,351)	(5,488)	(13,839)
Other comprehensive income (loss) for the year	-	-	-	-	6,272	(1,012)	-	5,260	(828)	4,432
Total comprehensive income (loss) for the period	-	-	(8,351)	-	6,272	(1,012)	-	(3,091)	(6,316)	(9,407)
Transactions with owners of the Company, recognized directly in equity:
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	552	552	-	552
Issuance of ordinary shares	-	71	-	-	-	-	-	71	-	71
Options exercise	27	-	-	-	-	-	-	27	-	27
Share-based payments	-	38	-	-	-	-	-	38	-	38
Balance as at December 31, 2021	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107

* Restatement in connection with the retrospective application of an amendment to IAS 16 as required under the amendment.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$ (exchange rate as at December 31, 2021: euro 1 = US$ 1.066)
For the year ended
December 31, 2022 (Unaudited):
Balance as at January 1, 2022	27,307	91,594	(7,357)	(1,851)	16,386	(8,614)	6,076	123,541	(1,844)	121,697
Profit (loss) for the year	-	-	(381)	-	-	-	-	(381)	528	147
Other comprehensive loss for the year	-	-	-	-	(7,887)	(13,357)	-	(21,244)	(16,393)	(37,637)
Total comprehensive loss for the year	-	-	(381)	-	(7,887)	(13,357)	-	(21,625)	(15,865)	(37,490)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	4,221	4,221
Options exercise	30	9	-	-	-	-	-	39	-	39
Share-based payments	-	135	-	-	-	-	-	135	-	135
Balance as at December 31, 2022	27,337	91,738	(7,738)	(1,851)	8,499	(21,971)	6,076	102,090	(13,488)	88,602

For the three months
ended December 31, 2022 (Unaudited):
Balance as at September 30, 2022	27,307	91,690	(11,395)	(1,851)	17,614	(41,306)	6,076	88,135	(30,519)	57,616
Profit (loss) for the year	-	-	3,657	-	-	-	-	3,657	(1,016)	2,641
Other comprehensive income (loss) for the year	-	-	-	-	(9,115)	19,335	-	10,220	18,047	28,267
Total comprehensive income (loss) for the year	-	-	3,657	-	(9,115)	19,335	-	13,877	17,031	30,908
Transactions with owners of the Company, recognized directly in equity:
Options exercise	30	9	-	-	-	-	-	39	-	39
Share-based payments	-	39	-	-	-	-	-	39	-	39
Balance as at December 31, 2022	27,337	91,738	(7,738)	(1,851)	8,499	(21,971)	6,076	102,090	(13,488)	88,602

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2022	2021	2022	2021	2022	2022
	Unaudited		Unaudited	Audited	Unaudited	Unaudited
	€ in thousands				Convenience Translation into US$*
Cash flows from operating activities
Profit for the period	2,476	**(13,839)	140	**(19,640)	2,641	147
Adjustments for:
Financing expenses, net	(5,275)	16,446	2,466	26,884	(5,626)	2,631
Profit from settlement of derivatives contract	-	-	-	(407)	-	-
Depreciation and amortization	4,241	**4,038	16,092	**15,116	4,523	17,162
Share-based payment transactions	37	38	127	63	39	135
Share of profits of equity accounted investees	(650)	167	(1,206)	(117)	(693)	(1,286)
Payment of interest on loan from an equity accounted investee	-	-	-	859	-	-
Change in trade receivables and other receivables	441	4,542	724	(1,883)	470	772
Change in other assets	(99)	(345)	(209)	(545)	(106)	(223)
Change in receivables from concessions project	(48)	267	(521)	1,580	(51)	(556)
Change in trade payables	2,451	166	1,697	154	2,614	1,810
Change in other payables	(591)	(4,834)	3,807	2,380	(630)	4,060
Tax benefit	153	**(3,043)	2,103	**(2,281)	163	2,243
Income taxes paid	(1,938)	(79)	(6,337)	(94)	(2,067)	(6,758)
Interest received	493	517	1,896	1,844	526	2,022
Interest paid	(4,275)	(1,701)	(9,459)	(7,801)	(4,559)	(10,088)
	(5,060)	16,179	11,180	35,752	(5,397)	11,924
Net cash from (used in) operating activities	(2,584)	2,340	11,320	16,112	(2,756)	12,071
Cash flows from investing activities
Acquisition of fixed assets	(9,543)	(7,435)	(48,610)	(80,885)	(10,178)	(51,842)
VAT associated with the acquisition of fixed assets	-	(2,310)	-	-	-	-
Repayment of loan from an equity accounted investee	-	-	149	1,400	-	159
Loan to an equity accounted investee	(68)	(39)	(128)	(335)	(73)	(137)
Advances on account of investments	(774)	8	(774)	-	(825)	(825)
Proceeds from marketable securities	(1,062)	(1,897)	(1,062)	(112)	(1,133)	(1,133)
Proceeds from settlement of derivatives, net	-	(724)	3,272	(976)	-	3,490
Proceed (investment) in restricted cash, net	4,007	(5,786)	(4,873)	(5,990)	4,273	(5,197)
Investment in short term deposit	-	(27,132)	27,645	(18,599)	-	29,483
Net cash used in investing activities	(7,440)	(45,315)	(24,381)	(105,497)	(7,936)	(26,002)
Cash flows from financing activities
Sale of shares in subsidiaries to non-controlling interests	-	32,130	-	1,400	-	-
Proceeds from options	36	10,799	36	49	38	38
Cost associated with long term loans	3	(35,311)	(9,988)	(2,796)	3	(10,652)
Payment of principal of lease liabilities	18,853	(8,478)	(5,703)	(4,803)	20,107	(6,082)
Proceeds from long-term loans	-	37,033	215,170	32,947	-	229,478
Repayment of long-term loans	(5,308)	(18,927)	(153,751)	(18,905)	(5,661)	(163,975)
Repayment of Debentures	-	(29,411)	(19,764)	(30,730)	-	(21,078)
Repayment of SWAP instrument associated with long term loans	-	-	(3,290)	-	-	(3,509)
Proceeds from issue of convertible debentures	-	-	-	15,571	-	-
Proceeds from issuance of Debentures, net	-	32,252	-	57,717	-	-
Issuance / exercise of warrants	-	2,346	-	3,746	-	-
Net cash from financing activities	13,584	22,433	22,710	54,196	14,487	24,220
Effect of exchange rate fluctuations on cash and cash equivalents	(5,589)	3,718	(4,420)	9,573	(5,959)	(4,713)
Increase (decrease) in cash and cash equivalents	(2,029)	(16,824)	5,229	(25,616)	(2,164)	5,576
Cash and cash equivalents at the beginning of the period	48,487	58,053	41,229	66,845	51,711	43,971
Cash and cash equivalents at the end of the period	46,458	41,229	46,458	41,229	49,547	49,547

* Convenience translation into US$ (exchange rate as at December 31, 2022: euro 1 = US$ 1.066)
** Restatement in connection with the retrospective application of an amendment to IAS 16 as required under the amendment.

Ellomay Capital Ltd. and its Subsidiaries

Operating Segments

	PV								Total
			Ellomay			Bio			reportable		Total
	Italy	Spain	Solar	Talasol	Israel	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2022
	€ in thousands

Revenues	-	3,264	3,597	32,740	1,119	12,640	62,813	-	116,173	(62,813)	53,360
Operating expenses	-	(322)	(1,399)	(8,764)	(418)	(13,186)	(47,442)	-	(71,531)	47,442	(24,089)
Depreciation expenses	-	(908)	(427)	(11,400)	(512)	(2,824)	(6,339)	-	(22,410)	6,318	(16,092)
Gross profit (loss)	-	2,034	1,771	12,576	189	(3,370)	9,032	-	22,232	(9,053)	13,179

Adjusted Gross profit (loss)	-	2,034	1,771	12,576	1,565 [2]	(3,370)	9,032	-	23,608	(10,429)	13,179
Project development costs											(3,784)
General and administrative expenses											(5,892)
Share of loss of equity accounted investee											1,206
Operating profit											4,709
Financing income											9,565
Financing expenses in connection with derivatives and warrants, net											605
Financing expenses, net											(12,636)
Profit before taxes on Income											2,243
Segment assets as at
December 31, 2022	22,608	14,577	20,090	244,584	34,750	32,002	107,079	137,432	613,122	(36,965)	576,157

2 The gross profit of the Talmei Yosef PV Plant located in Israel is adjusted to include income from the sale of electricity (approximately €3,427 thousand) and depreciation expenses (approximately €2,051 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Profit (Loss) to EBITDA

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2022	2021	2022	2021	2022	2022
	€ in thousands				Convenience Translation into US$*
Net (profit) loss for the period	2,476	**(13,839)	140	**(19,640)	2,641	147
Financing expenses, net	(5,275)	16,446	2,466	26,884	(5,626)	2,631
Tax benefit	153	**(3,043)	2,103	**(2,281)	163	2,243
Depreciation and amortization	4,241	**4,038	16,092	**15,116	4,523	17,162
EBITDA	1,595	3,602	20,801	20,079	1,701	22,183

* Convenience translation into US$ (exchange rate as at December 31, 2022: euro 1 = US$ 1.066)
** Restatement in connection with the retrospective application of an amendment to IAS 16 as required under the amendment.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders

Potential Warning Signs

As of December 31, 2022, we had working capital deficiency of approximately €29.2 million. The working capital deficiency as of December 31, 2022, resulted from the recording of current maturities of derivatives in the amount of approximately €33.2 million as a result of the increase in the fair value of the liability resulting from the Talasol PPA. These current maturities do not impact our cash flows. Taking into account the nature of the current maturities, in our opinion our working capital is sufficient for our present requirements.

Upon the issuance of our Debentures, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the Israeli prospectuses published in connection with the public offering of our Debentures. This model provides that in the event certain financial “warning signs” exist in our consolidated financial results or statements, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Debentures. One possible “warning sign” is the existence of a working capital deficiency (if the board of directors of the company does not determine that the working capital deficiency is not an indication of a liquidity problem). In examining the existence of warning signs as of December 31, 2022, our Board of Directors noted the working capital deficiency as of December 31, 2022. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of a working capital deficiency as of December 31, 2022 does not indicate a liquidity problem. In making such determination, our board of directors noted the following: (i) the deficiency in working capital resulted from the recording of current maturities of derivatives in the amount of approximately €33.2 million as a result of the increase in the fair value of the liability resulting from the Talasol PPA, which does not impact our cash flow in the next 12 months as Talasol’s revenues from the sale of electricity during the same period are expected to exceed its liability and payments to the PPA provider, (ii) pursuant to the applicable accounting rules, we are required to recognize the fair value of expected future payments to the PPA provider as a liability but do not recognize the expected revenues from the Talasol PV Plant as assets, as these expected revenues cannot be recorded as an asset under accounting rules, resulting in an increase in current liabilities and a working capital deficiency, and (iii) our operating subsidiaries generated a positive cash flow during the year ended December 31, 2022.

Financial Covenants

Pursuant to the Deeds of Trust governing the Company’s Series C, Series D and Series E Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Item 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on March 31, 2022, and below.

Net Financial Debt

As of December 31, 2022, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €62.6 million (consisting of approximately €2783 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €111.94 million in connection with the Series C Debentures issuances (in July 2019, October 2020, February 2021 and October 2021) and Series D Debentures issuance (in February 2021), net of approximately €49.3 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €2785 million of project finance and related hedging transactions of the Company’s subsidiaries).
 ________________________________

3 Short-term and long-term debt from banks and other interest-bearing financial obligations amount provided above, includes an amount of approximately €4.1 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.
4 Debentures amount provided above includes an amount of approximately €1.5 million associated costs, which was capitalized and therefore offset from the debentures amount that is recorded in the Company’s balance sheet.
5 The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Information for the Company’s Series C Debenture Holders.

The Deed of Trust governing the Company’s Series C Debentures (as amended on June 6, 2022, the “Series C Deed of Trust”), includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of December  31, 2022, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series C Deed of Trust) was approximately €129.2 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 32.6%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA6, was 2.6.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series C Deed of Trust) for the four-quarter period ended December 31, 2022:

For the four-quarter period ended December 31, 2022
Unaudited
€ in thousands
Profit for the period	140
Financing expenses, net	2,466
Taxes on income	2,103
Depreciation	16,092
Share-based payments	127
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,427
Adjusted EBITDA as defined the Series C Deed of Trust	24,355
______________________________

6 The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of December  31, 2022, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €129.2 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 32.6%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7 was 2.3.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended December 31, 2022:

For the four quarter period ended December 31, 2022
Unaudited
€ in thousands
Profit for the period	140
Financing expenses, net	2,466
Taxes on income	2,103
Depreciation and amortization expenses	16,092
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,427
Share-based payments	127
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[8]	2,328
Adjusted EBITDA as defined the Series D Deed of Trust	26,683
_______________________________

7 The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”
8 The adjustment is based on the results of Ellomay Solar since June 2022.

Information for the Company’s Series E Debenture Holders

The Deed of Trust governing the Company’s Series E Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series E Deed of Trust is a cause for immediate repayment. As of December 31, 2022, the Company was in compliance with the financial covenants set forth in the Series E Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series E Deed of Trust) was approximately €129.2 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 32.6%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA9 was 2.3.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series E Deed of Trust) for the four-quarter period ended December 31, 2022:

For the four-quarter period ended December 31, 2022
Unaudited
€ in thousands
Profit for the period	140
Financing expenses, net	2,466
Taxes on income	2,103
Depreciation and amortization expenses	16,092
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,427
Share-based payments	127
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[10]	2,328
Adjusted EBITDA as defined the Series E Deed of Trust	26,683

9 The term “Adjusted EBITDA” is defined in the Series E Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series E Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series E Deed of Trust). The Series E Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series E Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”
10 The adjustment is based on the results of Ellomay Solar since June 2022.